

Johnson Matthey


05005701

January 28, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH, D.C.
202
SECTION

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#7099 3400 0005 5444 6873

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings by Directors**	**20 January 2005**
2.	**Johnson Matthey Trading Update**	**26 January 2005**
3.	**Notification of Major Interests in Shares**	**04 January 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	16:45 04-Jan-05
Number	9965G

JM Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company Johnson Matthey plc

Name of shareholder having a major interest Barclays PLC

Person with holding As in 2 above

Name of registered holder

Registered Holder	Account Designation	Holding
Bank of Ireland		39,401
BARCLAYS CAPITAL NOMINEES LIMI		221,876
BARCLAYS TRUST CO AS EXEC/ADM		580
Barclays Trust Co R69		7,361
CHASE NOMINEES LTD	16376	130,144
Clydesdale Nominees HGB0125	324492	4,142
Clydesdale Nominees HGB0125	597545	600
Clydesdale Nominees HGB0125	692386	1,627
Clydesdale Nominees HGB0125	693269	3,000
Clydesdale Nominees HGB0125	697663	3,200
Clydesdale Nominees HGB0125	697710	5,000
Clydesdale Nominees HGB0125	697728	10,000
Clydesdale Nominees HGB0125	1200114	2,650
Clydesdale Nominees HGB0125	3101868	400
Clydesdale Nominees HGB0225	597278	6,000
Clydesdale Nominees HGB0225	870934	1,800
Clydesdale Nominees HGB0325	486590	425
Clydesdale Nominees HGB0325	870934	462
INVESTORS BANK AND TRUST CO.		58,548
INVESTORS BANK AND TRUST CO.		6,371
INVESTORS BANK AND TRUST CO.		2,902
INVESTORS BANK AND TRUST CO.		404,460
INVESTORS BANK AND TRUST CO.		40,032
INVESTORS BANK AND TRUST CO.		311,794
INVESTORS BANK AND TRUST CO.		2,536
INVESTORS BANK AND TRUST CO.		52,388

INVESTORS BANK AND TRUST CO.		1,098,242
INVESTORS BANK AND TRUST CO.		16,249
JP MORGAN (BGI CUSTODY)	16331	79,311
JP MORGAN (BGI CUSTODY)	16338	14,257
JP MORGAN (BGI CUSTODY)	16341	128,580
JP MORGAN (BGI CUSTODY)	16342	26,428
JP MORGAN (BGI CUSTODY)	16400	2,493,855
JP MORGAN (BGI CUSTODY)	18408	12,595
JPMORGAN CHASE BANK		35,959
JPMorgan Chase Bank		8,880
JPMorgan Chase Bank		113,284
JPMorgan Chase Bank		27,117
JPMorgan Chase Bank		2,080
JPMorgan Chase Bank		1,677
JPMorgan Chase Bank		23,720
JPMorgan Chase Bank		26,698
JPMorgan Chase Bank		5,135
JPMorgan Chase Bank		14,093
JPMorgan Chase Bank		2,365
JPMORGAN CHASE BANK		6,719
Mellon Trust - Boston & SF		33,125
Mitsubishi Trust International		1,229
R C Greig Nominees Limited a/c	BL1	83,391
R C Greig Nominees Limited a/c	CM1	34,788
R C Greig Nominees Limited GP1	GP1	117,911
R C Greig Nominees Limited SA1	SA1	84,378
Reflex Nominees Limited		1,000
Reflex Nominees Limited		3,260
State Street		3,545
STATE STREET BOSTON		190,698
STATE STREET BOSTON		18,778
WELLS FARGO SEATTLE - WIRE BAN		4,035
ZEBAN NOMINEES LIMITED		602,199
Total		**6,633,280**

Number of shares/amount of stock acquired	Not known
Percentage of issued class	Not known
Number of shares/amount of stock disposed	n/a
Percentage of issued class	n/a
Class of security	Ordinary £1 shares
Date of transaction	Not known

Date company informed	4 January 2005
Total holding following this notification	6,633,280
Total percentage holding of issued class following this notification	3%
Any additional information	As at 23 December 2004
Name of contact and telephone number for queries	Angela Purtill 0207 269 8461
Name of authorised company official responsible for making this notification	Angela Purtill

Date of this notification: 4 January 2005

END

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Free annual report

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	13:54 20-Jan-05
Number	6143H

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan.

Number of shares/amount of stock acquired

N A P Carson	36
P N Hawker	36
D W Morgan	36
J N Sheldrick	36

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£10.13

Date of transaction
19 January 2005

Date company informed
20 January 2005

Total holding following this notification
N A P Carson 50,386
P N Hawker 7,458
D W Morgan 35,798
J N Sheldrick 52,788

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 20 January 2005

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Trading Statement
Released	10:15 26-Jan-05
Number	8040H

JM Johnson Matthey

For Release at 10:15am Wednesday 26th January 2005

Johnson Matthey Trading Update

Johnson Matthey is hosting an analysts' visit today at its technology centre at Sonning Common in the UK. At the meeting Neil Carson, Chief Executive of Johnson Matthey, gave the following update on current trading:

"Trading in the second half of Johnson Matthey's financial year is progressing in line with expectations. Catalysts Division continues to perform well with Environmental Catalysts and Technologies benefiting from growth in the market for diesel cars in Europe. Demand for autocatalysts in China was down in the final three months of 2004 but sales in other parts of Asia continued to grow. Autocatalyst demand in North America is slightly down on last year. Process Catalysts and Technologies is benefiting from good growth in catalyst sales but platinum group metal refining remains weak.

Trading conditions for Precious Metals Division continue to be favourable with good volume growth and the platinum price rising to $880 per ounce in November 2004. Pharmaceutical Materials Division's profits are slightly down in the second half reflecting the anticipated drop in contribution from Carboplatin which came off patent in October 2004. The division continues to benefit from good growth in controlled drugs. Contract research revenues are down on last year but the order book for the remainder of the year is

good. Colours & Coatings Division has continued its recovery with both the glass coatings business and the structural ceramics business performing well.

The US dollar has weakened further since the end of Johnson Matthey's half year on September 30th, 2004. Dollar weakness will have an adverse effect on the group's results for the full year but earnings per share (before exceptional items and goodwill amortisation) are still expected to be ahead of last year and in line with market expectations."

The presentation given to analysts today at Sonning Common is available on Johnson Matthey's web site (www.matthey.com).

Enquiries:

Ian Godwin	Group Corporate Communications Manager	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7036 0369
Laura Hickman	Gavin Anderson & Co	020 7554 1400

www.matthey.com

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